

ทะเบียนเลขที่ บมจ. 53

บริษัท ปตท.สำรวจและผลิตปิโตรเลียม จำกัด (มหาชน)
PTT Exploration and Production Public Company Limited

No. PTTEP 1.910/ 007 /2006

Finance Department
Tel. 0-2537-4512/0-2537-4611


06010257

January 11, 2006

President
The Stock Exchange of Thailand
62 Ratchadapisek Road, Klongtoey
Bangkok 10110

Dear Sir,

Subject: Petroleum Discoveries, Algeria 433a & 416b Project

Reference is made to PTTEP Algeria Co., Ltd., a 100% owned subsidiary of PTTEP Offshore Investment Company Limited (a subsidiary of PTT Exploration and Production Public Company Limited or PTTEP), which has a 35% participation interest in Algeria blocks 433a & 416b located onshore Algeria. The other partners consist of PetroVietnam Investment and Development Company (PIDC, as operator), and SONATRACH (Algeria's national oil company), with a 40%, and 25% participation interest respectively.

PTTEP wishes to report that the appraisal well BRS-6bis was spudded on October 6th, 2005. The well was drilled to a total depth of 3,937 meters. The final test confirms the hydrocarbon potential of Hamra Quartzite in Bir Seba structure with a maximum flow rate of 5,100 barrels of crude oil per day (44° API) and 4.8 million cubic feet of natural gas per day. This is a confirmation of Bir Seba oil discovery in the blocks 433a & 416b.

As a result of the successful test on BRS-6bis well, an aggressive and comprehensive appraisal plan is being prepared to bring the Bir Seba field into production program.

Yours sincerely,

Maroot Mrigadat
President



บริษัท ปตท.สำรวจและผลิตปิโตรเลียม จำกัด (มหาชน)
PTT Exploration and Production Public Company Limited

No. PTTEP 1.910/ 005 /2006

Finance Department
Tel. 0-2537-4512, 0-2537-4611

January 10, 2006

President
The Stock Exchange of Thailand
62 Ratchadapisek Road, Klongtoey
Bangkok 10110

Dear Sir,

Subject: **Five - Year Investment Plan (Year 2006– 2010)**

PTT Exploration and Production Public Company Limited (PTTEP) wishes to announce that the estimated Capital Expenditure and Operating Expenditure for the Company and its subsidiaries for the five-year period from 2006 to 2010 will be approximately Baht 230,600 million. The expenditures have been revised to incorporate the latest work programs. At present, the Company has a total of 29 projects, consisting of the following 3 types of projects:

1) Projects that are under production, namely, major projects such as Bongkot, S1, B8/32 & 9A, and Pailin.
2) Projects that are under development and will start production in the future, namely, major projects such as Arthit and MTJDA.
3) Projects that are under exploration, namely, major projects such as Myanmar M7 & M9 project, Algeria 433a & 416b project, Vietnam 16-1 project and Vietnam 9-2 project.

Details of the five - year investment plan are as follows:

Unit: Million Baht

	2006	2007	2008	2009	2010	2006-2010
Capital Expenditure	47,000	38,600	35,800	20,800	11,300	153,500
Operating Expenditure	16,300	14,400	14,800	15,300	16,300	77,100
Total Expenditure	63,300	53,000	50,600	36,100	27,600	230,600

Plan for the year 2006

PTTEP's 2006 expenditure plans for existing projects are as follows:

-2- / 1. Major Projects.....



1. Major Projects that are under production

1.1 Bongkot Project (PTTEP's share 44.44%)
Total expected average natural gas sales amount is 598 million standard cubic feet per day (MMSCFD). The Capital Expenditure is mainly for the construction of 6 additional wellhead platforms, the drilling of 8 development wells, the drilling of 3 exploration wells and 3D seismic surveys in the North Bongkot area and the South Bongkot area, the latter of which is a new production area.

1.2 S1 Project (PTTEP's share 100%)
Total expected average crude oil sales amount is 19,265 barrels per day. The Capital Expenditure is mainly for the drilling of 35 development wells and upgrading and construction of production facilities.

1.3 B8/32 & 9A (PTTEP's share 25%)
Total expected average crude oil sales amount is 53,000 barrel per day. The Capital Expenditure is mainly for the construction of 5 wellhead platforms, the drilling of 103 development wells, and the drilling of 2 exploration wells.

1.4 Pailin Project (PTTEP's share 45%)
Total expected average natural gas sales amount is 376 MMSCFD. The Capital Expenditure is mainly for the drilling of 64 development wells, the construction of a wellhead platform, and the layout of pipelines.

2. Major Projects that are under development and will start production in the future

2.1 Arthit Project (PTTEP's share 80%)
The current plan for the Arthit Project is to start up gas production in the first half of 2007. Total expected initial production rate will be at 330 MMSCFD. The Capital Expenditure is mainly for the construction of a production platform, 6 wellhead platforms, and the drilling of 44 development wells.

2.2 MTJDA Project (PTTEP's share 50%)
The current plan for the MTJDA Project is to start up gas production in the second half of 2008. Total expected initial production rate will be at 270 MMSCFD, with an option of up to 470 MMSCFD. The Capital Expenditure is mainly for the drilling of 4 exploration wells, the drilling of 3 appraisal wells and the preparation of production facilities.

-3- / 3. Major Projects....



3. Major Projects that are under exploration

3.1 Myanmar M7 & M9 Project (PTTEP's share 100%)
The Capital Expenditure is mainly for the drilling of 6 exploration wells, geological and geophysical studies, and 3D seismic surveys in order to establish the potential natural gas reserves and achieve a development plan.

3.2 Algeria 433a & 416b Project (PTTEP's share 35 %)
The Capital Expenditure is mainly for the 3D seismic surveys and the drilling of 2 appraisal wells to complete the initial exploration commitment, and then to enter into the second exploration phase.

3.3 Vietnam 16-1 Project (PTTEP's share 28.5 %)
The Capital Expenditure is mainly for the drilling of 2 exploration wells, the drilling of an appraisal well and 3D seismic surveys in order to establish the potential oil reserve and then enter into the development phase.

3.4 Vietnam 9-2 Project (PTTEP's share 25%)
The Capital Expenditure is mainly for the sidetrack drilling of the appraisal well, CNV-4X, and the geological and geophysical studies in order to establish the potential oil reserves and then enter into development phase.

For the years 2006-2010, the expected average petroleum sales volumes per day based on existing projects are as follows:

Unit : Barrel of Oil Equivalent per day

	2006	2007	2008	2009	2010
Expected average petroleum sales volume	179,000	224,200	236,300	240,100	238,400

Yours sincerely,

Maroot Mrigadat
President



บริษัท ปตท.สำรวจและผลิตปิโตรเลียม จำกัด (มหาชน)
PTT Exploration and Production Public Company Limited

PTTEP No. 1.910/ 011 /2006

Finance Dept.
Tel.0-2537-4512, 0-2537-4611

January 11, 2006

President
The Stock Exchange of Thailand
62 Ratchadapisek Road, Klongtoey
Bangkok 10110

Dear Sir,

Subject: PTTEP's Progress Report on Petroleum Operation in Myanmar

Reference is made to PTTEP International Limited (PTTEPI), a 100% owned subsidiary of PTT Exploration and Production Public Company Limited (PTTEP), an operator and sole shareholder of 5 exploration blocks in Myanmar, namely M3, M4, M7, M9 and M11.

PTTEP wishes to announce that in 2005 the company conducted 2D seismic surveys, leading to identification of various reservoir formations. The Company drilled one exploration well, resulting in the natural gas discoveries. However, the reserves number has not yet been identified. In 2006, the Company plans to conduct 3D seismic surveys and the drilling of 6 exploration wells in order to assess the proved reserves potential and establish the production program.

Yours sincerely,

Maroot Mrigadat
President